PREMIER OIL FIELD SERVICES, INC

PO Box 1778
Rockwall, Texas 75087
(972) 772-9493

December 3, 2010

Mr. Parker Morrill
Ms. Anne Nguyen Parker
Division of Corporate Finance
U.S. Securities & Exchange Commission
100 F Street NE
Washington, DC 20549-4628

RE:           Premier Oil Field Services, Inc.
Amendment #1 to Registration Statement on Form S-1
File No. 333-168089

Dear Mr. Morrill and Ms. Parker:

Following are our responses to your comment letter dated November 1, 2010.

General

1)	Question
Provide complete responses and, where disclosure has changed, indicate precisely where in the marked version of the amendment you file we will find your responsive changes.  Similarly, to the extent comments on one section apply to similar disclosure elsewhere, please make corresponding revisions to all affected disclosure.  Ensure that the marked copy marks all changes to the prior registration statement.  Further, please provide updated disclosure with each amendment.  This will minimize the need for us to repeat similar comments.

Answer
We note your comment and have marked up the amended version.  We have reviewed the whole registration statement and have made corresponding revisions from one section to the next where applicable and we have updated the disclosures and financial information in the current version.

2)	Question
We reissue in part prior comment 4 from our letter dated August 11, 2010.  Please revise your cover page to state that you have not made any arrangements to place the funds in escrow, trust, or similar account and describe the effect on investors.

Answer
We note your comment and disclosed on the cover page that we have not made any arrangements to place the funds in escrow, trust, or similar account and have described the effect on investors. (Cover Page)

Dependence on One or a Few Major Customers, page 12

3)	Question
We note your response to prior comment 16 from our letter dated August 11, 2010.  Please disclose in this section that you do not have any contracts with your major customers.

Answer
We have included, in this section, the disclosure that we do not have any contracts or written agreements with our major customers, including The Frac Head Corporation. (Page 11)

Industry and Competitors, page 13

4)	Question
We note your response to prior comment 19 from our letter dated August 11, 2010.  It appears that your discussion on price and margin on page 13 only extends through the first quarter of 2010.  We also note that your discussion on page 19 cites “reduced revenues and lower gross margins in 2010” as one of the drivers behind the net loss for the six months ended June 30, 2010.  Please provide additional disclosure that explains the changes in your process and margins to date.

Answer
We note your comment and have made additional disclosures in both sections.  In 2010 drilling activity has decreased and as a result our equipment utilization has decreased resulting in idle equipment not currently under re-lease. Consequently, we have not only lost revenue from the loss of equipment rentals but have also had to carry the monthly lease payments on that equipment, negatively affecting revenues and gross margins. It is estimated our gross profit has been affected by approximately $30,000 due to the Company carrying the costs of idle equipment. (Pages 12 and 16)

Management’s Discussion and Analysis, page 18

Liquidity, page 18
5)	Question
We note your response to prior comment 24 from our letter dated August 11, 2010.  Please discuss how you would pay the $148,000 related to the VARCO lawsuit if it was required to be paid within the next twelve months.

Answer
If we are required to pay the $148,000 related to the VARCO lawsuit within the next twelve months, the President would personally fund the amount through shareholder advances. (Page 15)

Interest of Management and Others in Certain Transactions, page 21

6)	Question
We note your response to prior comment 26 from our letter dated August 11, 2010 and reissue it in part.  Please tell us whether you have any written agreements with The Frac Head Corporation, and if so, please file these as exhibits.

Answer
We have amended our disclosure to state that we have no written agreement(s) between the Company and the Frac Head Corporation. (Pages 11 and 19)

Capitalization, page 24

7)	Question
In your response to prior comment 27, you explained your capitalization amounts were determined as “current assets less current liabilities”.  However, this formula definition is actually for working capital.  “Capitalization” is typically defined as being “the sum of long-term debt, stock and retained earnings (also called invested capital)”.  Accordingly, please revise your tabular presentation to accurately reflect your “capitalization” amounts at each of the different levels of shares outstanding that you present.

Answer
We note you comment and have adjusted our calculation for capitalization as referenced and made changes accordingly to the amended registration statement. (Page 21)

Financial Statements, page F-1

General

8)	Question
Revise you balance sheets and statements of operations to disclose, on their face, amounts attributable to transactions with related parties.  See Rule 4-08(k) of Regulation S-X.

Answer
We note your comment and have disclosed all related party transactions on the face of the balance sheets and the statement of operations.  We have included in the Statement of Operations ‘Revenues - Related Party’ for the nine months ended September 30, 2010 and 2009, and for the years ended December 31, 2009 and 2008.  We have disclosed the amounts advanced by the President under ‘Loan Payable -Related Party’ in the Balance Sheets, and have included ‘Accounts Receivable - Related Party’ in the current filing. (Pages F-1, F-2, F-13 & F-14)

Note 1 – Nature of Activities and Significant Accounting Policies, page F-5

Fixed Assets, page F-6

9)	Question
We note you provided disclosure of your accounting policy for fixed assets and the corresponding depreciation methods used in your current amendment, in response to prior comment 33.  Please further expand your policy disclosure to also indicate the estimated lives of each of the major categories of your fixed assets.

Answer
We note you comment and have included the estimated lives of each of the major categories of our fixed assets in the disclosure, which are: (Page F-6)

Office equipment	5 years
Trucks & Trailers	5 years
Machinery & Equipment	7 years

Please call me if you need any further clarification on any of these answers.

Sincerely,

/s/  Lewis Andrews
Lewis Andrews
President